Rule 424(b)(3)
                                                  Registration No. 333-121067


PRICING SUPPLEMENT NO. 11 dated June 30, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:                      52517PZZ7

ISIN:                           US52517PZZ79

Specified Currency:             Principal:      U.S. Dollars
                                Interest:       U.S. Dollars

Principal Amount:               $4,000,000

                                Total              Per Note
Issue Price:                    $4,000,000         100%
Agent's Commission:             $        0           0%
Proceeds to Lehman
   Brothers Holdings:           $4,000,000         100%

On the Original Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Original Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Original Issue Date, Issue Price and the payment of interest accruing prior to the Original Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:                          Lehman Brothers

Agent's Capacity:               [X ]  As principal         [  ]  As agent

Trade Date:                     June 30, 2005

Issue Date:                     July 27, 2005

Stated Maturity Date:           July 27, 2020, subject to Optional Redemption;
                                provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day.

Date From Which Interest
   Accrues:                     [X ]  Issue Date
                                [  ]  Other: _____________


[X ]    Fixed Rate Note

        Interest Rate per Annum:      _______%

[  ]    Floating Rate Note      [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds (Effective) Rate
                  [  ]  Federal Funds (Open) Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  EURIBOR
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [  ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        7.35%, subject to the "Interest Accrual"
                                provision described below.

Spread:                         Not applicable

Initial Interest Rate:          Not applicable

Minimum Rate:                   Not applicable

Maximum Rate:                   Not applicable

Interest Reset Dates:           Daily, commencing on July 27, 2005

Interest Payment Dates:         Each October 27, January 27, April 27, and
                                July 27, commencing on October 27, 2005, subject to Optional Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

Interest Accrual:               From July 27, 2005 until the Stated Maturity
                                Date, interest will accrue on each day on which 6-Month LIBOR for the relevant LIBOR
                                Observation Date is within the applicable LIBOR
                                Range. If the value of 6-Month LIBOR (stated as a percent per annum) on the relevant LIBOR
                                Observation Date is equal to or greater than the applicable LIBOR Range minimum and less than or equal to the applicable LIBOR Range maximum indicated below for LIBOR Observation
                                Dates occurring during the periods indicated, interest will accrue on the Notes for the related day at the applicable Interest Rate per Annum. If, however, the value of 6-Month LIBOR is less than the applicable LIBOR Range minimum or greater than the applicable LIBOR Range maximum on the relevant LIBOR Observation
                                Date, then no interest will accrue on the related day. See "Risk Factors" below for certain relevant considerations.

6-Month LIBOR:                  For any LIBOR Observation Date, the offered
                                rates (British Banker Association) for deposits in U.S. dollars for a period of six months, commencing on such LIBOR Observation Date, which appears on Moneyline Telerate, on page
                                3747 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation
                                Date. If 6-Month LIBOR cannot be determined on a LIBOR Observation Date as described above, then the Interest Rate Calculation Agent will determine LIBOR in the manner described in the Prospectus Supplement.

LIBOR Range:                    Period                        LIBOR
                                Original Issue Date-          0% (minimum) to
                                   Stated Maturity Date         7.0% (maximum)

LIBOR Observation Date:         With respect to each day that is a London
                                business day that does not occur during the LIBOR Suspension Period, that London business day. With respect to each day that is not a London business day not occurring during the LIBOR Suspension Period, the last preceding
                                London business day. With respect to each day occurring during the LIBOR Suspension Period, the LIBOR Observation Date will be the last
                                London business day preceding the first day of such LIBOR Suspension Period.

LIBOR Suspension Period:        The period beginning on the fifth New York and
                                London business day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).

Adjusted:                       [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            The Notes may be redeemed at the option of
                                Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on October
                                27, 2005. Notice of redemption will be given not less than five New York and London business days prior to the redemption date.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The interest rate of the Notes will be fixed, subject to the "Interest Accrual" provisions as described above. Investors should consider the risk that the "Interest Accrual" provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. Investors should also consider the risk that 6-Month LIBOR, determined on a daily basis, may be less than the LIBOR Range minimum (if the minimum is greater than zero) or exceed the LIBOR Range maximum on one or more London business days during the applicable period, in which event no interest will accrue for the related days during the period. As a result, less interest may be payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of 6-Month LIBOR, the method of calculating 6-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The level of 6-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 6-Month LIBOR in effect for the hypothetical LIBOR Observation Dates listed below, illustrates the variability of that rate:


Historical Levels of 6-Month LIBOR

Hypothetical LIBOR                        Hypothetical LIBOR
Observation Date      6-Month LIBOR       Observation Date      6-Month LIBOR

January 27, 1987      6.250               April 29, 1996        5.562
April 27, 1987        7.500               July 29, 1996         5.812
July 27, 1987         7.250               October 28, 1996      5.625
October 27, 1987      7.875               January 27, 1997      5.688
January 27, 1988      7.250               April 28, 1997        6.062
April 27, 1988        7.438               July 28, 1997         5.812
July 27, 1988         8.562               October 27, 1997      5.812
October 27, 1988      8.688               January 27, 1998      5.625
January 27, 1989      9.562               April 27, 1998        5.781
April 27, 1989        10.062              July 27, 1998         5.750
July 27, 1989         8.625               October 27, 1998      4.988
October 27, 1989      8.438               January 27, 1999      4.972
January 29, 1990      8.500               April 27, 1999        5.060
April 27, 1990        9.000               July 27, 1999         5.642
July 27, 1990         8.125               October 27, 1999      6.140
October 29, 1990      8.000               January 27, 2000      6.220
January 28, 1991      7.125               April 27, 2000        6.612
April 29, 1991        6.312               July 27, 2000         6.890
July 29, 1991         6.312               October 27, 2000      6.700
October 28, 1991      5.500               January 29, 2001      5.376
January 27, 1992      4.250               April 27, 2001        4.230
April 27, 1992        4.250               July 27, 2001         3.716
July 27, 1992         3.625               October 29, 2001      2.220
October 27, 1992      3.688               January 28, 2002      2.022
January 27, 1993      3.438               April 29, 2002        2.098
April 27, 1993        3.312               July 29, 2002         1.830
July 27, 1993         3.562               October 28, 2002      1.705
October 27, 1993      3.438               January 27, 2003      1.342
January 27, 1994      3.375               April 28, 2003        1.268
April 27, 1994        4.625               July 28, 2003         1.126
July 27, 1994         5.312               October 27, 2003      1.221
October 27, 1994      6.000               January 27, 2004      1.176
January 27, 1995      6.625               April 27, 2004        1.348
April 27, 1995        6.312               July 27, 2004         1.960
July 27, 1995         5.875               October 27, 2004      2.255
October 27, 1995      5.875               January 27, 2005      2.940
January 29, 1996      5.312               April 27, 2005        3.414


The historical experience of 6-Month LIBOR should not be taken as an indication of the future performance of 6-Month LIBOR during the term of the Notes. Fluctuations in the level of 6-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes.

Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium. Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands anyNotesother than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.